UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces the Publication of

its 2024 Sustainability Report

Mexico City, Mexico, August 6, 2025.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA; NASDAQ: OMAB), today announces the publication of its 2024 Sustainability Report, which provides a comprehensive overview of the Company’s progress initiatives, and commitments in environmental, social, and governance (ESG) matters.

Key highlights from the 2024 Sustainability Report include:

•	91% reduction in total Scope 1 and 2 carbon emissions (tCO2e) compared to the 2018 baseline year.
•	OMA remains the only airport group in Mexico certified under ISO 14064, related to greenhouse gas management.
•	All 13 airports in the group attained Level 3 "Optimization" accreditation under the Airport Carbon Accreditation (ACA) program.
•	Zero use of phytosanitary products across OMA’s operations.
•	20% female representation in leadership positions, advancing toward the company’s goal of 30% by 2030.

The 2024 Sustainability Report has been prepared adhering to GRI Standards and taking SASB aspects into account. The full report is available at the following link: https://esg.oma.aero/en/reports/

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated August 6, 2025